



11015588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51102

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

KH 2/15

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dawntreader Capital LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, 5th Floor
                        (No. and Street)

New York   New York   10020
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Moy, (646) 452-6108
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBMG LLC
                (Name – if individual, state last, first, middle name)

6 East 45th Street, 10th Floor   New York   New York   10017
        (Address)   (City)   (State)   (Zip Code)

Securities and Exchange Commission
RECEIVED

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FEB 1 1 2011

Branch of Registrations
and Examinations

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

2/16

OATH OR AFFIRMATION

I, __Daniel DeWolf__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Dawntreader Capital LLC__ , as of __December 31__ , 20__10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President__
Title

SYLVIA A. BELARDO
Notary Public, State of New York
No. 01BE6015783
Qualified in New York County
Commission Expires November 9, 201$\not$

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAWNTREADER CAPITAL, LLC
FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION
December 31, 2010



DAWNTREADER CAPITAL, LLC

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

December 31, 2010

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Members of

   Dawntreader Capital, LLC

We have audited the accompanying Statement of Financial Condition of Dawntreader Capital, LLC as of December 31, 2010 and the related Statements of Income (Loss), Changes in Members' Equity and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dawntreader Capital, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KBMG, LLC

New York, NY
January 24, 2011

DAWNTREADER CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	38,954
Prepaid expenses		5,883
Total assets	$	44,837

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	6,727
MEMBERS' EQUITY		38,110
Total liabilities and members' equity	$	44,837

See independent auditor's report and notes to financial statements.

2

DAWNTREADER CAPITAL, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues

Fees	$	50,857
Interest income		1
Total revenues		50,858

Operating Expenses

Salaries and wages	12,000
Payroll taxes and related costs	2,401
Regulatory fees and expenses	2,985
Filing fees, exam fees and related expenses	5,464
Legal and professional fees	5,657
Office supplies and expenses	3,748
Insurance expense	431
Total operating expenses	32,686

Net income	$	18,172

See independent auditor's report and notes to financial statements.

3

DAWNTREADER CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

BALANCE, JANUARY 1, 2010	$	30,138
Net income, year ending December 31, 2010		18,172
Member distributions		(10,200)
BALANCE, DECEMBER 31, 2010	$	38,110

See independent auditor's report and notes to financial statements.

4

DAWNTREADER CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:

Net income	$	18,172
Increase in prepaid expenses		(1,153)
Net cash provided by operating activities		17,019

Cash flows provided by financing activities:

Member distributions		(10,200)
Net cash provided by operating activities		(10,200)
Net increase (decrease) in cash		6,819
Cash and cash equivalents, beginning of year		32,135
Cash and cash equivalents, end of year	$	38,954

See independent auditor's report and notes to financial statements.

5

DAWNTREADER CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

A. **DESCRIPTION OF BUSINESS**

The company is a specialized financial advisory group designed to provide a platform for sophisticated independent financial professionals to enable such professionals to provide financial and investment banking advice. The Company, which was organized on May 28, 1998 and was formerly known as Spruce Street Capital, LLC, is located in New York, NY.

B. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

1. Income taxes - In accordance with the provisions of the Internal Revenue Code, the Company has elected to be taxed as a partnership, whereby the Company's income is ratably allocated to all members, who are then responsible for the federal and state income taxes, at their respective tax rates. Accordingly, no provision for income taxes is recorded in these financial statements.

2. Use of estimates - The process of preparing financial statements in conformity with accounting principals generally accepted in the United States of America requires the use of estimates by management and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

3. Cash and cash equivalents - For purposes of financial statement presentation, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

4. Subsequent Events - For the calendar year ended December 31, 2010, the Company has evaluated subsequent events for potential recognition or disclosure through January 24, 2011, the date the financial statements were available for issuance.

C. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $32,227, which was $27,227 in excess of its required net capital of $5,000. The Company's net capital ratio was .21 to 1.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
    Dawntreader Capital, LLC

We have audited the accompanying basic financial statements of Dawntreader Capital, LLC for the year ended December 31, 2010 and have issued our report thereon dated January 24, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the attached schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBMG, LLC

New York, NY
January 24, 2011

DAWNTREADER CAPITAL, LLC
COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT
DECEMBER 31, 2010

Total assets	$	44,837
Less : Ineligible prepaid expenses		5,883
Net current assets		38,954
Total Liabilities		6,727
Net capital		32,227
Minimum net capital requirement		5,000
Excess net capital	$	27,227

Computation of Net Capital Pursuant to Rule 15c3-1

Total Members equity	$	38,110
Less: non-allowable assets		5,883
Net capital	$	32,227

Computation of Basic Net Capital Requirement

Minimum net capital required, 6-2/3% of $6,727 pursuant to Rule 15c3-1	$	448
Minimum dollar net capital requirement of reporting broker/dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	27,227

Computation of Aggregate Indebtedness

Accounts payable and accrued expenses	$	6,727
Ratio of aggregate indebtedness to net capital		21%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II of Form A-17A-5 was not prepared as there are no material differences between the Fund's computation of net capital and the computation contained herein.

See independent auditor's report and notes to financial statements.

8

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members of
   Dawntreader Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Dawntreader Capital, LLC ("the Company"), for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggressive indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting procedures generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration on internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBMG, LLC

New York, NY
January 24, 2011